EXHIBIT 99.1
[TRANSLATION FROM HEBREW ORIGINAL]


                            TOWER SEMICONDUCTOR LTD.
                                  "THE COMPANY"

               NOTICE OF GENERAL MEETING OF HOLDERS OF DEBENTURES
           CONVERTIBLE INTO THE COMPANY'S ORDINARY SHARES (SERIES A)


The Company hereby invites the holders of debentures convertible into the Company's ordinary shares (Series A) to participate in the meeting of the holders of debentures convertible into the Company's ordinary shares (Series A), which will be held on Thursday, June 23, 2005 at 9:00 am (Israel time) at the offices of the Israel Corporation Ltd., Arnia 23, Tel-Aviv 61204, Israel.

On the agenda:

     1.   Report on the Company's situation and future plans.

     2.   Discussion on any other matter arising from such report.

In accordance with the terms of the debentures (Series A), the holder of a debenture is entitled to appoint a person by proxy to participate on his/her/its behalf in the meeting of debenture holders. The proxy shall be deposited at the Company's offices at Hamada Street, P.O. Box 619, Ramat Gavriel Industrial Park, Migdal Haemek 23105, not less than 48 hours before the time of the meeting and if not done so, such proxy will not be legally valid. In the meeting of the debenture holders any two debenture holders, present in the meeting or by proxy and, together holding or representing at least 10% (ten percent) of the total unpaid principal amount of the debentures of the same series will constitute a legal quorum.

If within half an hour from the time set for the meeting no legal quorum is present, the meeting will be adjourned to 9:30 am (Israel time) on the same day.

If no legal quorum is present at the adjourned meeting, any two debenture holders (Series A) present in the meeting or by proxy will constitute a legal quorum without regard to the principal amount held by such holders.

                                                        Tower Semiconductor Ltd.